Securities Act File No.  333-230594

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

☐  Pre-Effective Amendment No.  [X]  Post-Effective Amendment No. 1

(Check appropriate box or boxes)

lazard global total return & income fund, inc.

(Exact Name of Registrant as Specified in its Charter)

Registrant’s Telephone Number, including Area Code: (212) 632-6000

30 Rockefeller Plaza

New York, New York 10112

(Address of Principal Executive Offices)

Mark R. Anderson, Esq.

30 Rockefeller Plaza

New York, New York 10112

(Name and Address of Agent for Service)

COPY TO:

Janna Manes, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”).

Explanatory Note

This Post-Effective Amendment consists of the following:

1.	Facing Sheet of the Registration Statement.
2.	Part C to the Registration Statement (including signature page).
3.	Exhibit (12) to Item 16 to the Registration Statement.

This Post-Effective Amendment is being filed solely to file an opinion and consent of counsel as to tax matters in connection with the merger of Lazard World Dividend & Income Fund, Inc. with and into the Registrant, as Exhibit (12) to Item 16 to this Registration Statement on Form N-14 (the “Registration Statement”).

Parts A and B of Pre-Effective Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2019 and the definitive versions thereof filed with the SEC on August 27, 2019 pursuant to Rule 497 under the Securities Act are incorporated by reference herein.

LAZARD GLOBAL TOTAL RETURN AND INCOME FUND, INC.
PART C
OTHER INFORMATION

Item 15	Indemnification.

Reference is made to Article VII of Registrant’s Amended and Restated Articles of Incorporation filed as Exhibit (a) to Registrant’s Registration Statement on Form N-2 (the “N-2 Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2004, Article VI of Registrant’s Amended and Restated By-Laws filed as Exhibit 2 herewith and to Section 2-418 of the Maryland General Corporation Law. The application of these provisions is limited by the following undertaking set forth in the rules promulgated by the SEC:

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In such event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

The directors and officers of Registrant are covered by an errors and omission policy covering certain claims and expenses arising out of their position with Registrant, except for matters which involve willful misfeasance, bad faith, gross negligence or reckless disregarding of their duties.

Item 16	Exhibits.

(1)	Registrant’s Amended and Restated Articles of Incorporation are incorporated by reference to the N-2 Registration Statement.

(2)	Amended and Restated By-Laws are incorporated by reference to the Registrant’s Registration Statement on Form N-14, filed with the SEC on March 29, 2019 (the “N-14 Registration Statement”).

(3)	Not Applicable.

(4)	Agreement and Plan of Merger is incorporated by reference to the definitive version of the N-14 Registration Statement, filed with the SEC pursuant to Rule 497 under the Securities Act on August 27, 2019.

(5)	Reference is made to Exhibits (1) and (2) hereof.

(6)	Management Agreement, as revised, is incorporated by reference to the N-14 Registration Statement.

(7)	Not Applicable.

(8)	Not Applicable.

(9)	Form of Custodian Agreement between Registrant and State Street Bank and Trust Company is incorporated by reference to Pre-Effective Amendment No. 2 to the N-2 Registration Statement, filed with the SEC on April 22, 2004 (“N-2 Pre-Effective Amendment No. 2”).

(10)	Not Applicable.

(11)	Opinion and Consent of Registrant’s counsel is incorporated by reference to Pre-Effective Amendment No. 2 to the N-14 Registration Statement, filed with the SEC on August 13, 2019 (“N-14 Pre-Effective Amendment No. 2”).

(12)	Opinion and Consent of counsel regarding tax matters.*

(13)(a)	Transfer Agency and Service Agreement is incorporated by reference to N-2 Pre-Effective Amendment No. 2.

(13)(b)	Administration Agreement is incorporated by reference to N-2 Pre-Effective Amendment No. 2.

(13)(c)	Amendment No. 1 to Administration Agreement is incorporated by reference to Pre-Effective Amendment No. 1 to the N-14 Registration Statement, filed with the SEC on June 28, 2019 (“Pre-Effective Amendment No. 1”).

(13)(d)	First Amendment to Transfer Agency and Service Agreement is incorporated by reference to Pre-Effective Amendment No. 1.

(13)(e)	Amendment to Administration Agreement is incorporated by reference to Pre-Effective Amendment No. 1.

(13)(f)	Second Amendment to Transfer Agency and Service Agreement is incorporated by reference to Pre-Effective Amendment No. 1.

(14)	Consent of the independent registered public accounting firm of the Registrant is incorporated by reference to N-14 Pre-Effective Amendment No. 2.

(15)	Not Applicable.

(16)	Power of Attorney is incorporated by reference to the N-14 Registration Statement.

*	Filed herewith.

Item 17.	Undertakings.

(1)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed on behalf of the Registrant, in the City of New York, and State of New York on the 19th day of December, 2019.

LAZARD GLOBAL TOTAL RETURN AND INCOME FUND, INC.

By:	/s/ Nathan A. Paul*
Nathan A. Paul, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on December 19, 2019.

/s/ Nathan A. Paul*	President and Director
Nathan A. Paul

/s/ Christopher Snively*	Chief Financial Officer
Christopher Snively

/s/ Ashish Bhutani*	Director
Ashish Bhutani

/s/ Franci J. Blassberg*	Director
Franci J. Blassberg

/s/ Kenneth S. Davidson*	Director
Kenneth S. Davidson

/s/ Nancy A. Eckl*	Director
Nancy A. Eckl

/s/ Trevor W. Morrison*	Director
Trevor W. Morrison

/s/ Richard Reiss, Jr.*	Director
Richard Reiss, Jr.

/s/ Robert M. Solmson*	Director
Robert M. Solmson

*By:	/s/ Shari L. Soloway
Attorney-in-fact, Shari L. Soloway

Exhibit Index

(12)	Opinion and Consent of counsel regarding tax matters.